Exhibit 99.1

The Share Exchange described in this notice involves securities of Japanese companies. Information distributed in connection with the Share Exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Exchange since the companies are located in Japan and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the subject company otherwise than under the Share Exchange, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed offer.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

May 27, 2019

To Whom It May Concern

Company Name: Tabuchi Electric Co., Ltd.

Representative: Yuuri Ono, President and CEO

(Securities code: 6624 TSE First Section)

Contact: Eishin Tokuhara, Managing Executive Officer

(TEL: +81-6-4807-3500)

Company Name: Diamond Electric Holdings Co., Ltd.

Representative: Yuuri Ono, President and CEO, Group CEO

(Securities code: 6699 TSE Second Section)

Contact: Eishin Tokuhara, Managing Executive Officer and Group Chief Financial Officer
(TEL: +81-6-6302-8211)

Notice Concerning Execution of Share Exchange Agreement

Tabuchi Electric Co., Ltd. (hereinafter referred to as the “Tabuchi Electric”) hereby announces that the Board of Directors of Tabuchi Electric and the Board of Directors of Diamond Electric Holdings Co., Ltd. (hereinafter referred to as “Diamond Electric HD”), which has become the largest shareholder among major shareholders of Tabuchi Electric, resolved at their meetings that those companies would conduct share exchange (hereinafter referred to as the “Share Exchange”) effective on October 1, 2019, and that Diamond Electric HD and Tabuchi Electric executed a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”) today.

The Share Exchange will be made on the premise that the Share Exchange Agreement is approved by resolutions of general meetings of shareholders of Diamond Electric HD and Tabuchi Electric.

On that premise, Diamond Electric HD is planned to be listed on the first section of the Tokyo Stock Exchange on October 1, 2019 when it meets the listing criteria.

1.	Purposes of and reasons for execution of the Share Exchange Agreement

Diamond Electric HD and its subsidiaries and affiliates (hereinafter referred to as the “Diamond Electric HD Group”) have been engaged in business activities related to the business of automotive equipment and electronic control equipment under the supervision and control of Diamond Electric HD with business advice from Diamond Electric HD. In the recent marketing environment surrounding the Diamond Electric HD Group, technological innovation towards electrical motorization in the automobile equipment industry is remarkable. In addition, demand for high-added value such as improved energy conversion efficiency is increasing, with a view to realizing a sustainable society in the electronic and automotive electronic component business. In this environment, Diamond Electric HD Group has drawn up a medium-term business plan “DSA2021” to achieve continuous and sustainable development in this environment. Specifically, Diamond Electric HD Group considers that reinforcing the electronic and automotive electronic component business as its management foundation is one of its business challenges.

Tabuchi Electric is a global company that has been engaged in business activities related to manufacturing of electronic equipment transformers and electronic equipment power supply apparatuses and parts thereof since its inauguration in 1915 and has many business bases in overseas. In recent years, Tabuchi Electric has focused on the field of technology development for power conditioners for solar power generation. Tabuchi Electric’s success in developing highly efficient products reflects such effort of Tabuchi Electric. Tabuchi Electric took a surge in demand for solar power generation as an opportunity to expand its business rapidly until 2014. However, Tabuchi Electric faced the need to restructure business as an important business challenge as stated in Tabuchi Electric’s “Notice concerning Formal Application and Acceptance for the Business Turnaround ADR Procedures” dated June 25, 2018. This was a result of a deterioration in Tabuchi Electric’s business environment mainly due to continued deficits resulting from a failure to achieve the plans for higher sales of power conditioners to overseas markets and business expansion through M&A, profits from which were much smaller than initially expected, as well as large-scale reductions in the domestic market mainly due to tighter regulations for renewable energy.

Under these circumstances, Diamond Electric HD Group and Tabuchi Electric have continuously examined the possibility of their collaboration.

As a result of such examination, Diamond Electric HD Group and Tabuchi Electric judged that reinforcing their relationship would improve their corporate value. They decided this based mainly on the reasons that: they have common technology bases such as electromagnetics technology and power electronics technology; their product lines such as coils and power conditioners are in common areas; and the Diamond Electric HD Group may be able to collaborate with Tabuchi Electric in the automotive equipment business that the Diamond Electric HD Group has developed for many years. Accordingly, as stated in the “Notice Concerning Acceptance of Shares of Tabuchi Electric Co., Ltd. by Our Consolidated Subsidiary through Third Party Allotment (Transfer of Sub-subsidiary)” issued by the Diamond Electric HD on November 19, 2018, Tabuchi Electric conducted a third party allotment. In it, Diamond Electric MFG. Co., Ltd., a subsidiary of Diamond Electric HD (hereinafter referred to as “Diamond Electric”) purchased shares of Tabuchi Electric representing 66.90% of the voting rights of Tabuchi Electric.

After the aforementioned third party allotment, Diamond Electric and Tabuchi Electric have exerted their efforts in efficient operations to improve Tabuchi Electric’s financial structure through technical cooperation and strategic business collaboration, especially for power conditioners. At the same time, they have positively acted to achieve a synergy by exchanging officers and administrative staff as members in the same group under the control of Diamond Electric HD.

In accepting the aforementioned third party allotment, Diamond Electric HD stated that Tabuchi Electric would remain listed. However, Tabuchi Electric has determined to become a wholly-owned subsidiary of Diamond Electric HD through the Share Exchange based on the judgment that if Tabuchi Electric becomes a wholly-owned subsidiary of Diamond Electric HD, business resources can be more concentrated and used promptly and efficiently for accumulation and sharing of both companies’ core technologies and mutual utilization of their distribution channels, etc., which lead to the improvement of corporate value of Tabuchi Electric as well as individual companies of the Diamond Electric HD Group.

2.	Outlines of the Share Exchange

(1) Method of the Share Exchange

Subject to approval at general meetings of shareholders of Diamond Electric HD and Tabuchi Electric to be held on June 25, 2019 and approval, etc. of relevant government authorities, etc., Diamond Electric HD and Tabuchi Electric will conduct a share exchange. Under it, shares of Diamond Electric HD will be delivered to shareholders of Tabuchi Electric (excluding Diamond Electric HD because 63,829,787 shares of Tabuchi Electric to be held by Diamond Electric HD due to such share transfer will not be subject to the Share Exchange) and Diamond Electric HD will acquire all issued shares of Tabuchi Electric.

(2) Schedule for the Share Exchange

Record dates of annual general meetings of shareholders of Diamond Electric HD and Tabuchi Electric	March 31, 2019
Resolutions of the Board of Directors of both companies for approval of execution of the Share Exchange Agreement	May 27, 2019
Execution of the Share Exchange Agreement (agreement on a share exchange ratio)	May 27, 2019
Annual general meetings of shareholders of Diamond Electric HD and Tabuchi Electric	June 25, 2019 (scheduled)
Final date of trading of shares of Tabuchi Electric	September 26, 2019 (scheduled)
Delisting date of Tabuchi Electric’s shares	September 27, 2019 (scheduled)
Effective date of the Share Exchange	October 1, 2019 (scheduled)

(Note)	There may be a change to the above schedule due to the progress of preparing for the business integration, including filing or registering with, or acquiring permission from, the relevant authorities or such like for procedures, etc. for competition in overseas markets or other reasons. In this case, both companies shall consult on the changes and they shall be made and announced through mutual agreement.

(3) Details of allotment of shares pertaining to the Share Exchange (share exchange ratio)

	Diamond Electric Holdings Co., Ltd. (Wholly owning parent company resulting from the share exchange)	Tabuchi Electric Co., Ltd. (Wholly owned subsidiary resulting from the share exchange)
Allotment ratio of shares for the Share Exchange	1	0.1
Number of shares delivered by the Share Exchange	Diamond Electric Holdings Co., Ltd. Common stock: 4,050,264 shares (scheduled)

(Note 1) Allotment ratio of shares

In conducting the Share Exchange, Diamond Electric HD will allot 0.1 shares of common stock of Diamond Electric HD per share of common stock of Tabuchi Electric held by shareholders of Tabuchi Electric (excluding Diamond Electric HD because 63,829,787 shares of Tabuchi Electric to be held by the Diamond Electric HD due to such share transfer will not be subject to the Share Exchange) at the time immediately preceding to the time on which the Share Exchange takes effect (hereinafter, referred to as the “Record Time”) to such shareholders. If any major changes are made to conditions of the calculation basis of the above allotment ratio of shares for the Share Exchange pursuant to the Share Exchange Agreement (hereinafter referred to as the “Share Exchange Ratio”), the Share Exchange Ratio may be changed through mutual consultation between Diamond Electric HD and Tabuchi Electric.

(Note 2) Number of shares of Diamond Electric HD delivered by the Share Exchange

The number of shares of Diamond Electric HD to be allotted by virtue of the Share Exchange will be 4,050,264 shares in total. At the time of the Share Exchange, Diamond Electric HD will appropriate its treasury shares (45,543 shares as of May 27, 2019) and issue new shares for the shortage.

(Note 3) Treatment of shares less than one unit

We expect that some shareholders will hold shares of Diamond Electric HD that are less than one unit (shares less than a unit of 100 shares) in conjunction with the Share Exchange. No such shares less than one unit are allowed to be sold in financial instruments markets. Shareholders who will hold shares of Diamond Electric HD less than one unit can, after the effective date of the Share Exchange, resort to (i) the purchase system of shares less than one unit under the provisions of Article 192, Paragraph 1 of the Companies Act and Tabuchi Electric’s Share Handling Regulations (the system where Tabuchi Electric purchases shares less than one unit held by its shareholders) or (ii) the additional purchase system of shares less than one unit under the provisions of Article 194, Paragraph 1 of the Companies Act and Tabuchi Electric’s Share Handling Regulations (the system where the relevant shareholder purchases shares of Diamond Electric HD from Diamond Electric HD so that the number of shares less than one unit will be the number of shares of one unit (100 shares) together with such purchased number of shares.

(Note 4) Treatment of fractional shares less than one share

If the number of shares of common stock of Diamond Electric HD delivered to shareholders of Tabuchi Electric by virtue of the Share Exchange includes a fractional share less than one share, Tabuchi Electric will pay the amount equivalent to the portion of the fractional share less than one share in cash in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights in conjunction with the Share Exchange

Tabuchi Electric has issued no stock acquisition rights or bonds with stock acquisition rights.

3.	Basis, etc. for details of allotment of shares pertaining to the Share Exchange

(1)	Basis and reasons for details of allotment

In determining the Share Exchange Ratio stated in 2. (3) “Details of allotment of shares pertaining to the Share Exchange (share exchange ratio)” above, Tabuchi Electric has appointed Verdad Consulting, Inc. (hereinafter referred to as “Verdad Consulting”) as a third-party appraiser who calculates the Share Exchange Ratio and Diamond Electric HD has appointed Fukai Consulting Co., Ltd. (hereinafter referred to as “Fukai Consulting”) as a third-party appraiser who calculates the Share Exchange Ratio, respectively, as stated in 3. (4) (i) “Receipt of a ‘statement of calculation of the share exchange ratio’ from independent third party appraisers” below.

As stated in 3. (4) (ii) “Receipt of advice from an independent law firm” below, Tabuchi Electric has appointed Shishin Law Office that has no interest with Tabuchi Electric and Diamond Electric HD as its legal advisor and Diamond Electric HD has appointed KEIHAN-TOWA LPC & Partners (hereinafter referred to as “Keihan-towa LPC”) that has no interest with Tabuchi Electric and Diamond Electric HD as its legal adviser, respectively, and both companies receive legal advice from those legal advisors. Both of those legal advisors also serve as attorneys of Tabuchi Electric and Diamond Electric HD, respectively.

Tabuchi Electric has deliberated on the Share Exchange Ratio through repeated consultation between the aforementioned attorneys of Tabuchi Electric and Diamond Electric HD taking into consideration the statement of calculation of the Share Exchange Ratio received from its third party appraiser Verdad Consulting and advice from its legal adviser Shishin Law Office as stated in 3. (4) (i) “Receipt of a ‘statement of calculation of the share exchange ratio’ from independent third party appraisers” and 3. (4) (ii) “Receipt of advice from an independent law firm” below, and reviewing the results of due diligence carried out against Diamond Electric HD and referring to a written opinion received from a third party committee consisting of outside experts who have no interest with Tabuchi Electric and Diamond Electric HD (for details, see 3. (5) (ii) “Receipt by Tabuchi Electric of a written opinion from a third party committee that has no interest” below).

As a result of such deliberation, Diamond Electric HD and Tabuchi Electric have determined that the Share Exchange Rtio is in the scope of the calculation results of a Share Exchange Ratio received from Verdad Consulting as stated in 3. (2) (ii) “Outlines of calculation” below, and would not be detrimental to interest of shareholders of Diamond Electric HD. Thus, Diamond Electric HD and Tabuchi Electric decided at the meetings of their Board of Directors held today, respectively, and have executed the Share Exchange Agreement between Diamond Electric HD and Tabuchi Electric.

(2)	Matters concerning calculation

(i) Names of appraisers and relations with both companies

Tabuchi Electric’s third party appraiser, Verdad Consulting and Diamond Electric HD’s third party appraiser, Fukai Consulting are both appraisers independent from Tabuchi Electric and Diamond Electric HD and are not affiliates of either Tabuchi Electric or Diamond Electric HD. Both appraisers have no important interest that should be stated with respect to the Share Exchange.

(ii) Outlines of calculation

As stated in 3. (1) “Basis and reasons for details of allotment” above, in order to ensure a fair calculation of the Share Exchange Ratio for the Share Exchange, Tabuchi Electric has appointed Verdad Consulting and Diamond Electric HD has appointed Fukai Consulting as their respective third party appraisers. They requested those third party appraisers to calculate the Share Exchange Ratio for the Share Exchange Company and obtained a “Statement of Calculation of Share Exchange Ratio” to the effect below.

Verdad Consulting, the third party appraiser retained by Tabuchi Electric, and Fukai Consulting, the third party appraiser retained by Diamond Electric HD, have adopted the market share price method and the discounted cash flow method (hereinafter referred to as the “DCF Method”), respectively, as the methods of calculating the Share Exchange Ratio.

The market share price method has been adopted because it is a method to evaluate shareholder value by analyzing market share prices and Diamond Electric HD and Tabuchi Electric are both listed on the Tokyo Stock Exchange market. Meanwhile, the DCF Method has been adopted because it is regarded as a logical method to calculate the corporate value of a company based on its future profitability. Diamond Electric HD and Tabuchi Electric believe that the method can be used for properly evaluating corporate value based on an evaluation of the future business value of Diamond Electric HD and Tabuchi Electric.

The calculation result obtained by Tabuchi Electric, based on each calculation method assuming that the value per share of Diamond Electric HD is 1, is as follows:

(Calculation result of the Share Exchange Ratio of Tabuchi Electric)

Method adopted	Verdad Consulting	Fukai Consulting
Market share value method	0.109-0.116	0.109-0.116
DCF Method	0.059-0.140	0.031-0.117

Under the market share price method, Verdad Consulting evaluated Tabuchi Electric based on the simple average value of closing prices of shares of Tabuchi Electric on the first section of the Tokyo Stock Exchange for one week, one month, three months and six months preceding to the record date (May 24, 2019). Diamond Electric HD was also evaluated based on the simple average value of closing prices of shares of Diamond Electric HD on the second section of the Tokyo Stock Exchange for one week, one month, three months and six months preceding to the record date (May 24, 2019).

As a result, the Share Exchange Ratio has been calculated to be 0.109-0.116.

Under the DCF Method, Tabuchi Electric was evaluated based on its corporate value and equity value by discounting the free cash flows that Tabuchi Electric group was expected to generate in the future, to the present value using a certain discount rate. This was done based on Tabuchi Electric’s consolidated financial forecast taking into consideration various factors such as Tabuchi Electric’s business plans from the fiscal year ending March 2020 to the fiscal year ending March 2024, and the trend of recent business results. Diamond Electric HD was also evaluated based on its corporate value and equity value by discounting the free cash flows that Diamond Electric HD Group was expected to generate in the future, to the present value using a certain discount rate, based on the Diamond Electric HD’s consolidated financial forecast. This was done while taking into consideration various factors such as Diamond Electric HD’s business plans from the fiscal year ending March 2020 to the fiscal year ending March 2024, and the trend of recent business results.

Based on such results, the Share Exchange Ratio has been calculated to be 0.059–0.140.

In calculating the Share Exchange Ratio, Verdad Consulting used information provided by Diamond Electric HD and Tabuchi Electric and publicly disclosed information, etc. based on the premise that those materials and information, etc. were accurate. Verdad Consulting did not verify the accuracy and completeness of such information independently. Verdad Consulting also did not evaluate, appraise or assess, or entrust a third party to appraise or assess, assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of Diamond Electric HD and Tabuchi Electric and affiliates of both companies, including analysis and evaluation of individual assets and liabilities.

The calculation of the Share Exchange Ratio made by Verdad Consulting has reflected information and economic conditions as of May 24, 2019. The financial forecasts of Diamond Electric HD and Tabuchi Electric were obtained based on the premise that they were reasonably examined or prepared based on the best forecasts and judgment currently available to both companies.

Tabuchi Electric’s financial forecasts based on which Verdad Consulting made a calculation using the DCF Method as set forth above include the fiscal years in which significant increases or decreases in profits are forecast. Specifically, Verdad Consulting expects that the operating profit for the initial fiscal year (the fiscal year ending March 2020) will increase to 180 million yen (operating loss 1,634 million yen as of the previous fiscal year), the operating profit for the fiscal year ending March 2021 will increase to 560 million yen (up 211.1% from the previous fiscal year), the operating profit for the fiscal year ending March 2022 will increase to 746 million yen (up 33.2% from the previous fiscal year), the operating profit for the fiscal year ending March 2023 will increase to 988 million yen (up 32.4% from the previous fiscal year), and the operating profit for the fiscal year ending March 2024 will increase to 1,303 million yen (up 31.9% from the previous fiscal year) due to higher sales of a power storage hybrid system, etc.

Similarly, Diamond Electric HD’s financial forecasts based on which Verdad Consulting made a calculation using the DCF Method as set forth above include the fiscal years in which significant increases or decreases in profits are forecast. Specifically, Verdad Consulting expects that the operating profit for the initial fiscal year (the fiscal year ending March 2020) will be 200 million yen (down 66.4% from the previous fiscal year), the operating profit for the fiscal year ending March 2021 will increase to 1,000 million yen (up 400.0% from the previous fiscal year), the operating profit for the fiscal year ending March 2022 will increase to 1,100 million yen (up 10.0% from the previous fiscal year), the operating profit for the fiscal year ending March 2023 will increase to 2,300 million yen (up 109.1% from the previous fiscal year), and the operating profit for the fiscal year ending March 2024 will increase to 4,430 million yen (up 92.6% from the previous fiscal year) due to higher sales of a power storage hybrid system and the expansion of Diamond Electric HD’s market share of ignition coils, etc.

The financial forecasts of Diamond Electric HD and Tabuchi Electric based on which the calculation using the DCF Method was made are not prepared assuming that the Share Exchange will be made.

On the other hand, under the market share price method, Fukai Consulting evaluated Tabuchi Electric based on the simple average value of closing prices of shares of Tabuchi Electric on the first section of the Tokyo Stock Exchange for one week, one month, three months and six months preceding to the record date (May 24, 2019). Diamond Electric HD was also evaluated based on the simple average value of closing prices of shares of Diamond Electric HD on the second section of the Tokyo Stock Exchange market for one week, one month, three months and six months preceding to the record date (May 24, 2019).

As a result, the Share Exchange Ratio has been calculated to be 0.109-0.116.

Under the DCF Method, Tabuchi Electric was evaluated based on its corporate value and equity value by discounting the free cash flows that Tabuchi Electric group was expected to generate in the future, to the present value using a certain discount rate. This was done based on Tabuchi Electric’s consolidated financial forecast taking into consideration various factors such as Tabuchi Electric’s business plans from the fiscal year ending March 2020 to the fiscal year ending March 2024, and the trend of recent business results. Diamond Electric HD was also evaluated based on its corporate value and equity value by discounting the free cash flows that Diamond Electric HD Group was expected to generate in the future, to the present value using a certain discount rate, based on the Diamond Electric HD’s consolidated financial forecast. This was done while taking into consideration various factors such as Diamond Electric HD’s business plans from the fiscal year ending March 2020 to the fiscal year ending March 2024, and the trend of recent business results.

Based on such results, the Share Exchange Ratio has been calculated to be 0.031-0.117.

In calculating the Share Exchange Ratio, Fukai Consulting used information provided by Diamond Electric HD and Tabuchi Electric and publicly disclosed information, etc. based on the premise that those materials and information, etc. were accurate. Verdad Consulting did not verify the accuracy and completeness of such information independently. Verdad Consulting also did not evaluate, appraise or assess, or entrust a third party to appraise or assess, assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of Diamond Electric HD and Tabuchi Electric and affiliates of both companies, including analysis and evaluation of individual assets and liabilities.

The calculation of the Share Exchange Ratio made by Fukai Consulting has reflected information and economic conditions as of May 24, 2019. The financial forecasts of Diamond Electric HD and Tabuchi Electric were obtained based on the premise that they were reasonably examined or prepared based on the best forecasts and judgment currently available to both companies.

Tabuchi Electric’s financial forecasts based on which Fukai Consulting made a calculation using the DCF Method as set forth above include the fiscal years in which significant increases or decreases in profits are forecast. For specific details thereof, please refer to the statements of Tabuchi Electric’s financial forecasts made by Verdad Consulting above.

Similarly, Diamond Electric HD’s financial forecasts based on which Fukai Consulting made a calculation using the DCF Method as set forth above include the fiscal years in which significant increases or decreases in profits are forecast. For specific details thereof, please refer to the statements of Tabuchi Electric’s financial forecasts made by Verdad Consulting above.

The financial forecasts of Diamond Electric HD and Tabuchi Electric based on which the calculation using the DCF Method was made are not prepared assuming that the Share Exchange will be made.

(3)	Possibility of being delisted and reasons therefor

As a result of the Share Exchange, Diamond Electric HD will acquire all issued shares of Tabuchi Electric on October 1, 2019. Prior to that, Tabuchi Electric’s common stock will be delisted on September 27, 2019 (the final trading date will be September 26, 2019) through certain procedures in accordance with the delisting standard of the first section of the Tokyo Stock Exchange. After being delisted, Tabuchi Electric’s common stock cannot be traded on the first section of the Tokyo Stock Exchange. However, Diamond Electric HD’s common stock, which will be given as a consideration for the “Share Exchange” is listed on the Tokyo Stock Exchange and even after the Share Exchange, Diamond Electric HD’s common stock which will be delivered as a consideration for the “Share Exchange” can be traded on the Tokyo Stock Exchange. Therefore, among shareholders of Tabuchi Electric, to shareholders who will receive 100 or more allotted shares, we believe that continuous liquidity can be provided.

On the other hand, with regard to shareholders who will receive less than 100 allotted shares of Diamond Electric HD, because such number of shares will be shares less than one unit, they cannot sell such shares in financial instruments markets. However, shareholders who will hold shares less than one unit can resort to the purchase system of shares less than one unit or the additional purchase system of shares less than one unit if such shareholder so wishes. For details of the treatment of these systems, please refer to 2. (3) (Note 3) Treatment of shares less than one unit. Also if the number of shares of common stock delivered to shareholders of Tabuchi Electric by virtue of the Share Exchange includes a fractional share less than one share, please refer to 2. (3) (Note 4) Treatment of fractional shares less than one share. The shareholders of Tabuchi Electric will be able to trade Tabuchi Electric’s shares on the Tokyo Stock Exchange by September 26, 2019 (scheduled), the final date of trading of shares of Tabuchi Electric, as usual.

(4)	Measures to ensure fairness

Tabuchi Electric is a subsidiary of Diamond Electric, a subsidiary of Diamond Electric HD until today (May 27, 2019). Thereafter, through the Share Exchange, Tabuchi Electric will be a subsidiary of Diamond Electric HD that will hold 638,297 voting rights that are attached to Tabuchi Electric’s shares (the ratio of holding voting rights is 66.90%). Therefore, Tabuchi Electric considers it necessary to ensure fairness of the Share Exchange and has taken the following measures to ensure fairness.

(i)	Receipt of a ‘statement of calculation of the share exchange ratio’ from independent third party appraisers

In order to ensure a fair calculation of the Share Exchange Ratio for the Share Exchange, Tabuchi Electric has appointed Verdad Consulting and Diamond Electric HD has appointed Fukai Consulting as their respective third party appraisers. They requested those third party appraisers to calculate the Share Exchange Ratio for the Share Exchange Company and obtained a “Statement of Calculation of Share Exchange Ratio.” For a summary of the statement, please refer to (2) (ii) “Outlines of calculation” above. For a summary of the statement, please refer to 3. (2) (ii) “Outlines of calculation” above. Tabuchi Electric and Diamond Electric HD have not received an opinion to the effect that the Share Exchange ratio is appropriate from a financial viewpoint (so-called fairness opinion) from the third party appraisers.

(ii)	Receipt of advice from an independent law firm

Tabuchi Electric has appointed Shishin Law Office as its legal advisor for the Share Exchange and Diamond Electric HD has appointed Keihan-towa LPC as its legal adviser for the Share Exchange, respectively. Tabuchi Electric and Diamond Electric HD have received legal advice from such legal advisors for the method and process of their decision-makings and various procedures for the Share Exchange. Shishin Law Office and Keihan-towa LPC are independent from Tabuchi Electric and Diamond Electric HD and have no important interest that should be stated.

(5)	Measures to avoid conflict of interest

In addition to 3. (4) “Measures to ensure fairness” above, for the Share Exchange, Tabuchi Electric has taken the following measures to avoid conflict of interest:

(i)	Opinion to the effect that all Audit and Supervisory Committee Members excluding Directors (including those who are Audit and Supervisory Committee Members) who have an interest, consent

Three Audit and Supervisory Committee Members of Diamond Electric HD who have no interest discussed the Share Exchange and confirmed that they have no objection to the Share Exchange Agreement by referring to the statement from independent third party appraisers and an advice from the legal advisors at the meetings of the Audit and Supervisory Committee of held on May 27, 2019. Three Audit and Supervisory Committee Members of Tabuchi Electric also agreed to the Share Exchange Agreement by referring to an opinion of a third party committee in addition to the statement from independent third party appraisers and advice from the legal advisors at the meetings of the Audit and Supervisory Committee of Tabuchi Electric held on May 27, 2019.

(ii)	Receipt by Tabuchi Electric of a written opinion from a third party committee that has no interest

In order to avoid conducting the Share Exchange on conditions disadvantageous to minority stockholders, Tabuchi Electric has set up a third party committee (hereinafter referred to as the “Third Party Committee”) that consists of outside experts who have no interests with Diamond Electric HD and Tabuchi Electric--Mr. Toshiaki Yamaguchi, a lawyer (Toshiaki Yamaguchi Law Firm), Professor Nobuyuki Isagawa (Graduate School of Management, Kyoto University) , Mr. Mitsuhiko Ito, a certified public accountant (FAS Accounting Office Inc.)--on April 2, 2019. In examining the Share Exchange, Tabuchi Electric consulted the Third Party Committee on (a) the appropriateness of the purpose of the Share Exchange and whether it lead to the improvement of corporate value of Tabuchi Electric; (b) whether the fairness of the share exchange conditions for the Share Exchange is ensured (including conditions pertaining to a consideration to be delivered to minority shareholders of Tabuchi Electric through the Share Exchange such as Share Exchange Ratio); (c) whether consideration to the interests of minority shareholders of Tabuchi Electric is given through proper process of the Share Exchange; and (d) whether the decisions made on the Share Exchange are disadvantageous to minority shareholders of Tabuchi Electric based on the aforementioned items.

The Third Party Committee held meetings eight times in total during the period from April 2, 2019 to May 21, 2019 and deliberated the matters consulted as set forth above by collecting information and having extraordinary discussions as necessary. In deliberating such matters, the Third Party Committee was informed by Diamond Electric HD of the purpose of the Share Exchange, the background of the Share Exchange, and the process of negotiation and determination of the terms and conditions of the Share Exchange. The Third Party Committee was also informed by Shishin Law Office, the legal advisor to Tabuchi Electric, of the method and process, etc. of decision-making for the Share Exchange by the Board of Directors of Tabuchi Electric.

Then the Third Party Committee reviewed the information provided as set forth above, the results of calculation and other materials, and provided the Board of Directors of Tabuchi Electric with a written opinion to the effect that the decisions made on the Share Exchange were not disadvantageous to minority shareholders of Tabuchi Electric on May 26, 2019.

Please refer to 8. (3) “Summary of an opinion to the effect that the Share Exchange is not disadvantageous to minority shareholders, which is obtained from persons who have no interests with the controlling shareholder” below for summary of the opinion of the Third Party Committee.

4.	Outlines of the parties to the Share Exchange

	Wholly owning parent company resulting from the share exchange	Wholly owned subsidiary resulting from the share exchange
(i) Name	Diamond Electric Holdings Co., Ltd.	Tabuchi Electric Co., Ltd.
(ii) Address	15-27, Tsukamoto 1-chome, Yodogawa-ku, Osaka	Nissay Shin-Osaka Building, 4-30, Miyahara 3-chome, Yodogawa-ku, Osaka
(iii) Name and title of representative	Yuuri Ono, President and CEO , Group CEO	Yuuri Ono, President and CEO
(iv) Business description	Management control of, and other ancillary or relevant business related to, subsidiaries, etc. that are engaged in automotive equipment business, electronic control equipment business and any business ancillary or related thereto	Businesses related to manufacturing of transformers and power supplies for electronic equipment and parts thereof and any business ancillary or related thereto
(v) Stated capital	100 million yen (As of March 31, 2019)	5,111 million yen (As of March 31, 2019)

(vi) Date of incorporation	October 1, 2018		December 25, 1939
(vii) Number of issued shares	3,659,760 shares		104,332,436 shares
(viii) Fiscal year end	March 31		March 31
(ix) Number of employees (consolidated)	2,218 (As of March 31, 2019)		2,463 (As of March 31, 2019)
(x) Major customers	As Tabuchi Electric is a holding company, there are no customers.		Domestic and overseas companies including Sharp Corporation
(xi) Major trading banks	Sumitomo Mitsui Banking Corporation Resona Bank, Limited MUFG Bank, Ltd. Tottori Bank, Ltd. Mizuho Bank, Ltd. The San-in Godo Bank, Ltd.		Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Resona Bank, Limited Sumitomo Mitsui Trust Bank, Limited Kansai Mirai Bank, Limited.
(xii) Major shareholders and shareholding ratio	Diamond Engineering Co., Ltd.	15.28%	Diamond Electric MFG. Co., Ltd.	66.89%
	Shigehiko Ikenaga	10.11%	Midori Co., Ltd.	2.95%
	Diamond Electric Client Stock Ownership Association	9.35%	Mizuho Bank, Ltd.	1.95%
	Tatsuo Ikenaga	6.95%	Japan Securities Finance Co., Ltd.	0.91%
	Howay industry Co., Ltd.	4.28%	Teruhisa Tabuchi	0.84%
	Diamond Electric Employee Stock Ownership Association	2.69%	Miyoshi Electronics, Inc.	0.66%
	The Dai-ichi Life Insurance Company, Limited	2.65%	Marubeni-Itochu Steel Inc.	0.65%
	Sumitomo Mitsui Banking Corporation	2.22%	Sumitomo Mitsui Banking Corporation	0.62%
	Resona Bank, Limited	2.21%	JFE Steel Corporation	0.60%
	Corona Corporation	1.88%	Japan Trustee Services Bank, Ltd. (trust account)	0.56%

(xiii) Relationship between the companies involved

Capital relation	Tabuchi Electric will be transferred from a subsidiary of Diamond Electric (see (12) above) that is a subsidiary of Diamond Electric HD to a subsidiary of Diamond Electric HD by virtue of the share transfer agreement executed today (May 27, 2019). Diamond Electric HD holds 63,829,787 shares of Tabuchi Electric Co., Ltd. (shareholding ratio: 66.89%).
Personal relation	Four Directors of Diamond Electric HD (Messrs. Yuuri Ono, Masumi Maeda, Jun Hasegawa, Masataka Irie (Audit and Supervisory Committee Member) concurrently serve as Directors of Tabuchi Electric Co., Ltd.

Trading relation	Both companies have formed a company group and reinforced and promoted the group under the holding company structure to develop cooperation in the energy solution business.
Status as a related party	Tabuchi Electric will be transferred from a subsidiary of Diamond Electric that is a wholly owned subsidiary of Diamond Electric HD (i.e., a sub-subsidiary of Diamond Electric HD) to a subsidiary of Diamond Electric HD by virtue of the share transfer agreement executed today (May 27, 2019). In either case, Tabuchi Electric is a related party.

(xiv) Business results and financial status for the last three years (Million yen)

Fiscal year end	Diamond Electric HD (consolidated)*			Tabuchi Electric (consolidated)
	FY ended May 2017	FY ended May 2018	FY ended May 2019	FY ended May 2017	FY ended May 2018	FY ended May 2019
Net assets	7,868	7,390	8,745	9,905	1,277	4,025
Total assets	34,591	34,783	53,761	31,844	22,695	18,428
Net assets per share (yen)	1,730.99	2,016.34	1,972.26	245.08	31.61	42.18
Net sales	58,151	57,996	55,610	26,156	26,417	23,568
Operating profit	2,291	2,439	594	(3,333)	(4,361)	(1,634)
Ordinary profit	2,212	2,313	391	(3,415)	(4,432)	(1,497)
Profit attributable to owners of parent	731	1,019	143	(5,782)	(8,830)	(270)
Net income per share (yen)	203.22	282.58	39.78	(143.07)	(218.48)	(5.33)
Dividend per share (yen)	0.0	25.0	12.5	8.0	0.0	0.0

*	Shares of Diamond Electric were delisted from the second section of the Tokyo Stock Exchange market on September 26, 2018, whereas shares of Diamond Electric HD were listed on the second section of the Tokyo Stock Exchange market on October 1, 2018 through the process of technical listing by way of share transfer. Therefore, the figures of Diamond Electric MFG. Co., Ltd. for the consolidated fiscal years ended March 2017 to March 2018 are presented as business results and financial status of Diamond Electric HD.

5.	Status after the Share Exchange

(i)	Outline of a shareholder that is the wholly owning parent company resulting from the share exchange

(1) Name	Diamond Electric Holdings Co., Ltd.
(2) Address	15-27, Tsukamoto 1-chome, Yodogawa-ku, Osaka
(3) Name and title of representative	Yuuri Ono, President and CEO, Group CEO
(4) Business description	Management control of, and other ancillary or relevant business related to, subsidiaries, etc. that are engaged in automotive equipment business, electronic control equipment business and any business ancillary or related thereto
(5) Stated capital	100 million yen (as of March 31, 2019)
(6) Date of incorporation	October 1, 2018
(7) Net assets	Not be calculated
(8) Total assets	Not be calculated

(ii)	Outline of a shareholder that ceases to be a parent company and becomes a related company

(1) Name	Diamond Electric MFG. Co., Ltd.
(2) Address	15-27, Tsukamoto 1-chome, Yodogawa-ku, Osaka
(3) Name and title of representative	Yuuri Ono, Representative Director and President
(4) Business description	Automotive equipment business, electronic control equipment businesses and any and all business ancillary or related thereto
(5) Stated capital	333 million yen (as of March 31, 2019)
(6) Date of incorporation	June 17, 1940
(7) Net assets	1,091 million yen (as of March 31, 2019)
(8) Total assets	21,162 million yen (as of March 31, 2019)

6.	Outline of accounting treatment

Accounting treatment related to the Share Exchange Agreement constitutes transactions between entities under common control as defined in “Accounting Standard for Business Combinations” (ASBJ Statement No. 21) and will not generate goodwill (gains on negative goodwill incurred).

7.	Future prospects

The Share Exchange will have no effect on Tabuchi Electric’s performance.

If Tabuchi Electric expects that the Share Exchange will have any significant effect on Tabuchi Electric’s business forecast in future, Tabuchi Electric will disclose that in a timely manner.

8.	Matters concerning transactions, etc. with a controlling shareholder

(1)	Whether the Share Exchange constitutes a transaction with a controlling shareholder and satisfies the Guidelines for the Policies for Protection of Minority Shareholders

The Share Exchange is a transaction with a controlling shareholder. Whether the Share Exchange satisfies the “Guidelines for the Policies for Protection of Minority Shareholders in Entering into a Transaction with a Controlling Shareholder” stated in Tabuchi Electric’s report concerning corporate governance (hereinafter referred to as “Corporate Governance Report”) disclosed on May 15, 2019 is as follows:

The Share Exchange Agreement has been approved by a resolution of the Board of Directors at its meeting held on May 27, 2019. Directors who concurrently serve as Directors of Diamond Electric HD, the controlling shareholder, did not participate in that resolution. The resolution was made by three Audit and Supervisory Committee Members who are independent outside Directors (Mr. Shiro Kasama, Mr. Kazutoshi Miyamoto and Mr. Daisuke Okamoto).

The “Guidelines for the Policies for Protection of Minority Shareholders in Entering into a Transaction with a Controlling Shareholder” stated in Tabuchi Electric’s corporate governance report disclosed on May 15, 2019 is as follows:

4. Guidelines for the Policies for Protection of Minority Shareholders in Entering into a Transaction with a Controlling Shareholder

Tabuchi Electric conducts transactions with the Diamond Electric HD Group including Diamond Electric MFG. Co., Ltd., Tabuchi Electric’s parent company, on the same terms as those of other transactions with general business partners. In light of ensuring independence of Tabuchi Electric from Diamond Electric MFG. Co., Ltd., when Tabuchi Electric enters into a transaction that is deemed highly important, Tabuchi Electric makes decisions after fully discussing the necessity and appropriateness of the transaction at a meeting of the Board of Directors at which two or more independent outside Directors are present. Diamond Electric MFG. Co., Ltd. became the parent company of Tabuchi Electric by accepting new shares by the third party allocation on January 22, 2019, as a result of which the shareholding ratio of Tabuchi Electric has become 66.89%. Three Directors of Diamond Electric MFG. Co., Ltd. concurrently served as Tabuchi Electric’s Directors. Therefore, from the viewpoint of protecting minority shareholders, Tabuchi Electric transformed itself from a company with an audit and supervisory board to a company with an audit and supervisory committee at the extraordinary general meeting of shareholders held on March 28, 2019. Tabuchi Electric has developed a structure to ensure the soundness and properness of the Board of Directors by newly appointing four Directors who are independent Audit and Supervisory Committee Members.

(2)	Matters concerning measures to ensure fairness and measures to avoid conflict of interest

As stated in (1) “Whether the Share Exchange constitutes transaction with a controlling shareholder and satisfies guidelines for the policies for protection of minority shareholders” above, the Share Exchange is a transaction with the controlling shareholder for Tabuchi Electric. Thus, Tabuchi Electric considered that it needed to take measures to ensure fairness and measures to avoid a conflict of interest, and the Board of Directors of Tabuchi Electric deliberated and reviewed the terms and conditions of the Share Exchange. Furthermore, Tabuchi Electric took the measures set forth in 3. (4) “Measures to ensure fairness” and 3. (5) “Measures to avoid conflict of interest” above. Based on all these processes, Tabuchi Electric has determined that it has ensured fairness and avoided a conflict of interest.

(3)	Summary of an opinion to the effect that the Share Exchange is not disadvantageous to minority shareholders, which is obtained from persons who have no interest in the controlling shareholder

Tabuchi Electric has set up a third party committee (hereinafter referred to as the “Third Party Committee”) that consists of outside experts who have no interest in Diamond Electric HD and Tabuchi Electric—Mr. Toshiaki Yamaguchi, a lawyer (Toshiaki Yamaguchi Law Firm), Professor Nobuyuki Isagawa (Graduate School of Management, Kyoto University), and Mr. Mitsuhiko Ito, a certified public accountant (FAS Accounting Office Inc.)—on April 2, 2019. In examining the Share Exchange, Tabuchi Electric consulted the Third Party Committee on (a) the appropriateness of the purpose of the Share Exchange and whether it lead to the improvement of corporate value of Tabuchi Electric; (b) whether the fairness of the share exchange conditions for the Share Exchange is ensured (including conditions pertaining to a consideration to be delivered to minority shareholders of Tabuchi Electric through the Share Exchange such as Share Exchange Ratio); (c) whether consideration to the interests of minority shareholders of Tabuchi Electric is given through proper process of the Share Exchange; and (d) whether the decisions made on the Share Exchange are disadvantageous to minority shareholders of Tabuchi Electric based on the aforementioned items.

As a result, prior to the deliberation of the matter concerning the Share Exchange Agreement, with regard to (a) above, reconstruction and restructuring after making Tabuchi Electric Co., Ltd. a wholly-owned subsidiary are based on consultation between Diamond Electric HD and Tabuchi Electric Co., Ltd., and after becoming a wholly-owned subsidiary through the Share Exchange, by seeking management efficiency and rapidly implementing drastic structural reforms under the entire Diamond Electric HD Group, Tabuchi Electric Co., Ltd. will be able to achieve reconstruction and restructuring, and future constant loss incurred by Tabuchi Electric Co., Ltd. is expected to be reduced as much as possible. Therefore, the Share Exchange as a means to make Tabuchi Electric Co., Ltd. a wholly-owned subsidiary is appropriate and it will lead to the improvement of corporate value of Tabuchi Electric Co., Ltd. With regard to (b) above, in conducting the Share Exchange, both Tabuchi Electric Co., Ltd. and Diamond Electric HD carried out due diligence against the other party respectively, and also Tabuchi Electric Co., Ltd requested a third party appraiser which is independent from both parties to calculate the exchange conditions and received the calculation results of a Share Exchange Ratio. Based on the calculation results of a Share Exchange Ratio above and the results of the due diligence among other things, and through repeated negotiations and consultation taking into consideration factors such as mutual financial conditions, asset conditions and future prospects, both parties agreed on the Share Exchange Ratio. In light of such process, fairness of the exchange conditions of the Share Exchange is ensured. With regard to (c) above, in light of the current business and financial situations of Tabuchi Electric Co., Ltd. as well as the process of negotiation with Diamond Electric HD, making Tabuchi Electric Co., Ltd. a wholly-owned subsidiary of Diamond Electric HD and the Share Exchange, the means used to realize this purpose are meaningful choices which contribute to protection of minority shareholders. As a result of the Share Exchange, minority shareholders of Tabuchi Electric Co., Ltd. will be excluded. However, consideration to the interests of minority shareholders is given as measures to ensure fairness and to avoid conflict of interest have taken. Also because a consideration to be given to minority shareholders of Tabuchi Electric Co., Ltd. is common stock of Diamond Electric HD, a listed company, the minority shareholders can either hold or sell, and in addition, agreement has been made on the treatment of fractional shares less than one share, which reflects consideration to minority shareholders. With regard to (d) above, as stated in the reports on the consulted matters (a) to (c), and a written report to the effect that fairness of the exchange conditions is ensured for the Share Exchange and that they are not considered to be disadvantageous to minority shareholders of Tabuchi Electric Co., Ltd. is received.